

March 17, 2022

Robert A. Kotick
Chief Executive Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405

      Re: Activision Blizzard, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed February 18, 2022
          File No. 001-15839

Dear Mr. Kotick:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Sonia K. Nijjar, Esq.